Via Facsimile and U.S. Mail
Mail Stop 4720

June 22, 2009

Jack B. Lay
Senior Executive Vice President and
Chief Financial Officer
Reinsurance Group of America, Inc.
1370 Timberlake Manor Parkway
Chesterfield, MO 63017

Re: **Reinsurance Group of America, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File Number: 001-11848

Dear Mr. Lay:

  We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity
Reinsurance Operations, page 57

1. Please revise your disclosure to quantify the treaties with recapture options and the amount of in force policies for which the recapture option has been triggered. Disclose the terms that trigged the recapture options and the accounting implication in the event that the triggered options were exercised. Also disclose the amount of

treaties recaptured during the periods presented and the impact of the recapture on your financial statements.

Contractual Obligations, page 59

2. Please revise your disclosure of future policy benefits to explain why the total amount of payments ($198.2) for this liability at December 31, 2008 varies significantly from year to year. Previously you disclosed that total future policy benefit payments were ($6,826.2) and $22,642.5 at December 31, 2007, and 2006, respectively. Provide a reconciliation between the total amount here and the corresponding balance sheet amount and state, if true, that the estimated cash flows presented are not discounted. Also, please explain to us how the expected premiums exceed expected policy benefit payments and allowances resulting in negative obligations.

Recognition of Revenues and Related Expenses, page 94

3. Please revise your disclosure to show the minimum guaranteed rate for each major interest-sensitive and investment–type product and the current weighted average interest-crediting rate. Quantify and provide additional disclosure regarding your increased exposure to losses due to the difference between average crediting rates and the average minimum guaranteed rates for the current period. Please also disclose the combination of rate actions and portfolio management that you expect to undertake to manage the effects of credit spreads on near-term income from operations.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 9. Income Tax, page 115

4. Please revise to disclose the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries or state that determination of the amount is not practicable. Refer to paragraph 44 of SFAS 109.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant